Management's Discussion and Analysis

Three and Six Months Ended June 30, 2016 and 2015

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL POSITION AND RESULTS OF OPERATIONS
For the Three and Six Months Ended June 30, 2016
This Management's Discussion & Analysis ("MD&A") provides a discussion and analysis of the financial condition and results of operations of Klondex Mines Ltd. ("Klondex", "we", "our", "us", or the "Company") and should be read in conjunction with our unaudited condensed consolidated interim financial statements for the three and six months ended June 30, 2016 (the "Financial Statements") and the related notes thereto and our audited consolidated financial statements for the year ended December 31, 2015 and the related notes thereto, which have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). Readers are advised that this MD&A has been prepared using technical information and contains "forward-looking statements", both of which are subject to the risks discussed in the Cautionary Notes section of this MD&A, including with regard to U.S. investors, specific cautionary notices surrounding mineral reserves and resources. Additional information relating to the Company, including our Annual Information Form, is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov, and on our website at www.klondexmines.com.
This MD&A has been prepared as of August 5, 2016. All dollar amounts included in this MD&A are expressed in thousands of United States dollars unless otherwise noted. References to CDN$ refer to Canadian dollars. References to "Notes" refer to the notes contained in the Financial Statements.
About Klondex
We are a well-capitalized, junior-tier gold and silver mining company focused on exploration, development, and production in a safe, environmentally responsible, and cost-effective manner. Gold and silver sales represent 100% of our revenues and the market prices of gold and silver significantly impact our financial position, operating results, and cash flows. As of June 30, 2016, we had 100% interests in: (1) two producing underground mines located in Nevada, USA: (a) Fire Creek and (b) the Midas Mine and Milling Facility (collectively the "Midas Mine" or “Midas”), (2) one mine project located in Manitoba, Canada: the True North Mine and Mill Complex ("True North"), and (3) early-stage exploration properties located in Nevada, USA and Manitoba and Ontario, Canada. In Nevada, USA, the Company's milling and processing facilities located at Midas process ore from both Midas and Fire Creek.
As discussed in the Corporate Developments and Acquisitions section of this MD&A and in further detail in Note 22. Subsequent Events, on July 25, 2016, we entered into (1) an agreement to purchase the Hollister mine ("Hollister") and the Esmeralda mine and milling complex ("Esmeralda") and (2) an agreement for a "bought deal" private placement.
Our primary strategy is to increase shareholder value by achieving our internal production, cost, and capital targets while attempting to extend our mine lives through development and exploration programs. We also consider acquisitions or other arrangements in the normal course which strategically fit our future growth objectives. We have an experienced management team, a strong financial position, a low-cost production profile, and high-quality assets located in mining-friendly jurisdictions.

Executive Summary and Quarterly Highlights
Our second quarter 2016 highlights and subsequent developments as of the date of this MD&A included the following, which are discussed in further detail throughout this MD&A:

•
Health, Safety, and Environmental - We remained committed to our most important core values by operating in an environmentally-responsible manner while protecting the health and safety of our employees and contractors. We had no lost-time injuries or environmental citations at Fire Creek, Midas, or True North.

•
Acquisition of Hollister and Private Placement - On July 25, 2016, we entered into (1) an agreement to purchase Hollister and Esmeralda and (2) a "bought deal" private placement (see Note 22. Subsequent Events).

•
Cash Flows and Liquidity - Maintained our strong financial position and liquidity. Our ending cash balance was $36.9 million after $23.6 million of operating cash flows, $19.8 million used in investing activities, and $2.1 million provided by financing activities. Our quarter end working capital was $29.5 million (ratio of 1.8:1) and total liquidity was $54.5 million when including the Revolver availability.

•
Ounces Sold and Financial Results - We sold 37,914 gold equivalent ounces ("GEOs"), consisting of 32,499 gold ounces and 408,316 silver ounces, as ore grades and milling rates increased from the prior quarter. Revenue totaled $48.0 million from average selling prices per gold and silver ounce of $1,266 and $16.78, respectively. Net income was $7.1 million (or $0.05 per share - basic).

•
Mine Operations and Performance Measures - We produced a record 41,436 GEOs, in-line with management expectations which anticipate GEO production and grades progressively increasing from the first half of the year to the second half of the year. Averages for key operating metrics were: 947 ore tons milled per day, 0.44 oz/ton gold mill head grade, 5.72 oz/ton silver mill head grade, 0.52 oz/ton GEO mill head grade. Our cost performance measures were as follows:

	Production cash costs per gold equivalent ounce sold	All-in sustaining costs per gold ounce sold	All-in costs per gold ounce sold (excluding True North)	All-in costs per gold ounce sold (including True North)
Non-IFRS Measure(1)	$595	$968	$1,083	$1,261
(1) See Non-IFRS Performance Measures in this MD&A.

•
True North - We made significant progress on the drilling and rehab activities required to make a production decision in the third quarter of 2016. We now expect to recover 8,000 - 12,000 gold ounces during the second half of 2016 from a combination of processing gold in tailings and test stope mining if we proceed with a production decision.

•	Capital Expenditures - We spent $8.4 million at Fire Creek, $7.7 million at Midas, $5.8 million at True North, and $0.1 million at corporate for total capital spending of $21.9 million.
2016 Full Year Outlook
Nevada Operations
We are maintaining our targeted annual production costs and GEO production, which is expected to be weighted approximately 45%-50% in the first-half of 2016 and 50%-55% in the second-half of 2016. Our 2016 GEO production and grades are expected to progressively increase from the first half of the year to the second half of the year following the completion of planned first-half development and silling activities. The following table outlines our annual guidance (compared to actual results) and includes all-in costs per gold ounce sold measures exclusive of True North, which was acquired during the first quarter of 2016 after the release of our full-year guidance:

	Fire Creek		Midas		Total		Actual
2016 Guidance	Low	High	Low	High	Low	High	Six months ended June 30, 2016
Gold equivalent ounces produced(1)	97,000	100,000	48,000	50,000	145,000	150,000	71,592
Production cash costs per GEO sold(1)(2)	$450	$500	$850	$900	$600	$650	$636
All-in sustaining costs per gold ounce sold(2)					$850	$900	$1,014
All-in costs per gold ounce sold, excluding True North(2)					$1,025	$1,075	$1,137
Capital expenditures on mineral properties, plant and equipment, excluding True North	$34,700	$36,700	$20,300	$23,300	$55,000	$60,000	$28,457
(1)  Gold equivalent measures are the gold measure plus the silver measure divided by a GEO ratio. GEO ratios are computed by dividing the projected average realized gold price per ounce by the projected average realized silver price per ounce expected to be received by us in 2016.

(2) See Non-IFRS Performance Measures section in this MD&A.
True North
We expect to produce 8,000 - 12,000 gold ounces during the second half of 2016 from a combination of processing gold in tailings and test stope mining. Subsequent to June 30, 2016, we began processing tailings and at the end of July we poured our first doré bar.
Corporate Developments and Acquisitions
During the three months ended June 30, 2016, and subsequent to such date, we announced the following:
Hollister and Esmeralda Acquisitions
As more fully discussed in Note 22. Subsequent Events, on July 25, 2016, the Company entered into an agreement to acquire, among other assets, the Hollister mine and the Esmeralda mine and ore milling complex, both of which are located in Nevada, USA.
Subscription Receipt Offering
As more fully discussed in Note 22. Subsequent Events, on July 25, 2016, the Company entered into an agreement with a syndicate of underwriters, who agreed to purchase for resale, on a bought deal private placement basis, subscription receipts of the Company.
Annual Meeting
Our Annual Meeting of Shareholders was held on June 15, 2016, at which all management nominees were elected to the Board, PricewaterhouseCoopers LLP was appointed as our auditors for the ensuing year, and a new share incentive plan was approved (Note 13. Share Capital and Share-Based Compensation).
Key Management Hires
We strengthened our management team by adding Mr. John Antwi as the Senior Vice President of Strategic Development and Mr. Ian McMullan as the Director of Mining and Engineering, both of whom have extensive mining experience.
Health, Safety, and Environmental Permitting
Our mining activities are subject to extensive federal, state, and local laws and regulations which govern the protection of the health and safety of our employees and contractors and the environment. At Klondex, environmental stewardship and the health and safety of the people on our mine sites are core values, and we are dedicated to continued improvement.
Health and Safety
During 2016, we had no lost-time injuries at our properties and as of June 30, 2016, had operated 1,355 days (~3.7 years) at Fire Creek, 632 days (~1.7 years) at Midas, and 161 days at True North (~0.4 years), without a lost-time injury. Shortly after June 30, 2016, we were notified by the Nevada Mining Association that our Fire Creek and Midas mines, as well as certain of their employees, were recipients of awards for exemplary safety achievements. Despite high-levels of health and safety performance, our philosophy is one of "continuous improvement" as our core principle belief is that "the miner is the most important thing to come out of a mine."
Environmental Compliance and Permitting
During the second quarter of 2016, we did not receive any notices of non-compliance or citations at any of our properties. In February 2016, the Environmental Assessment for Fire Creek was approved by the BLM which allowed us to advance mining and exploration activities, including to begin the second quarter 2016 construction of the new waste rock storage facility and ramp for additional access to ore bodies and improved ventilation.
Exploration
Fire Creek
A total of 71 underground and 14 surface drill holes were drilled during the second quarter for a total footage of 47,630 feet (14,518 meters). Underground drilling targeted mainly the Karen, Joyce and Hui Wu veins down-dip and extending north along strike from the north haulage. Additionally, east directed holes were drilled from the north haulage to assess the mineral endowment potential of Vein 9 and Vein 16. Surface drilling mostly targeted the East Zone, Vein 16 extension, Northwest veins extensions and Vonnie Vein north extension.
Midas Exploration
11 surface holes totaling 13,512 feet (4,118 meters) were drilled in the second quarter targeting the veins to the west: Rico, Grant Jackson and Midas Trend. The intent of the drilling was to upgrade and increase resources.
True North
In the second quarter a total of 60 holes were drilled totaling 25,659 feet (7,821 meters). Drilling was mostly focused up-dip on the 710 and 711 veins from the 24 level where the Company’s intends to commence production. Drilling highlights included the following:

•	625-16-007: 1.18 opt Au over 3.0 ft, or 40.3 g/t over 0.9 m (710A)

•	625-16-009: 0.98 opt Au over 3.0 ft, or 33.4 g/t over 0.9 m (710A HW)

•	630-16-001: 0.20 opt Au over 11.9 ft, or 6.9 g/t over 3.6 m (710)

◦	Including 0.61 opt Au over 3.1 ft, or 20.8 g/t over 0.9 m (710)

•	630-16-002: 1.4 opt Au over 3.7 ft, or 48.0 g/t over 1.1 m (710 HW)

•	630-16-002: 0.43 opt Au over 56.0 ft, or 14.7 g/t over 17.1 m (710)

•	630-16-004: 0.78 opt Au over 6.5 ft, or 26.7 g/t over 2.0 m (710 HW)

•	630-16-005: 0.57 opt Au over 10.1 ft, or 19.4 g/t over 3.1 m (710)

•	630-16-005: 0.48 opt Au over 8.9 ft, or 16.6 g/t over 2.7 m (710 HW)
Drilling is planned for later this year to follow up these high grade intercepts and drill down-dip on the 710 and 711 veins from the 26 level.

Summary of Quarterly Results
The following tables summarize select financial and operating information for the most recent eight quarters (in thousands except ounces sold and per-share amounts):

	2016		2015				2014
Quarter ended:	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Gold sold (ounces)	32,499	26,964	28,221	27,934	26,768	27,135	26,272	23,166
Silver sold (ounces)	408,316	325,274	406,129	454,611	543,251	304,557	400,706	315,504
Revenues	$48,010	$35,469	$37,160	$38,436	$41,475	$38,091	$39,290	$34,913
Net income (loss)	$7,148	$(1,106)	$6,385	$4,116	$3,916	$8,111	$7,969	$6,636
Net income (loss) per share
Basic	$0.05	$(0.01)	$0.05	$0.03	$0.03	$0.06	$0.07	$0.06
Diluted	$0.05	$(0.01)	$0.04	$0.03	$0.03	$0.06	$0.07	$0.05
Cash provided by operations	$23,587	$4,377	$10,765	$13,399	$18,776	$4,488	$9,415	$11,104
Quarter end:
Price per share - CDN$(1)	$4.69	$3.47	$2.83	$3.13	$3.40	$2.62	$1.95	$1.79
Price per share - US$(2)	$3.65	$2.67	2.06	—	—	—	—	—
Cash	$36,877	$30,854	$59,097	$60,291	$54,498	$43,256	$45,488	$38,571
Current assets	$65,626	$61,922	$85,695	$84,994	$81,166	$70,511	$74,500	$64,997
Current liabilities	$36,151	$30,303	$23,288	$22,476	$32,261	$26,213	$26,221	$21,968
Working capital	$29,475	$31,619	$62,407	$62,518	$48,905	$44,298	$48,279	$43,029
Total assets	$323,958	$307,876	$283,849	$272,170	$267,289	$254,309	$255,329	$244,200
(1) As reported on the TSX under the symbol "KDX" for the last trading day in the quarter.
(2) As reported on the NYSE MKT under the symbol "KLDX" for the last trading day in the quarter. Trading on the NYSE MKT commenced on October 7, 2015.
Consolidated Financial Results of Operations

	Three months ended June 30,		Six months ended June 30,
	2016	2015	2016	2015
Revenues	$48,010	$41,475	$83,479	$79,566
Cost of sales
Production costs	22,575	20,684	43,922	42,337
Depreciation and depletion	6,990	7,084	12,758	14,814
Gross profit	18,445	13,707	26,799	22,415
General and administrative expenses	3,237	3,023	6,589	5,798
Loss on equipment disposal	—	351	—	351
Income from operations	15,208	10,333	20,210	16,266
(Loss) gain on derivative, net	(664)	116	(1,835)	295
Finance charges, net	(1,280)	(2,149)	(2,581)	(4,285)
Foreign currency gain (loss), net	132	(1,402)	(2,207)	6,262
Business acquisition costs	(344)	—	(1,027)	—
Provision for legal settlement	(2,250)	—	(2,250)	—
Other, net	—	—	119	—
Income before tax	10,802	6,898	10,429	18,538
Income tax expense	3,654	2,982	4,387	6,511
Net income	$7,148	$3,916	$6,042	$12,027

Net income per share	$0.05	$0.03	$0.04	$0.09
Discussions of the above results for the three and six months ended June 30, 2016 and 2015 are provided below.

Revenues
Gold Revenue - The table below summarizes changes in gold revenue, ounces sold, and average realized prices for the following periods (in thousands, except ounces sold and per ounce amounts):

	Three months ended June 30,		Six months ended June 30,
Sales statistics:	2016	2015	2016	2015
Total gold revenue (thousands)	$41,158	$32,466	$71,839	$65,341
Gold ounces sold(1)	32,499	26,768	59,463	53,903
Average realized price (per ounce)	1,266	1,213	$1,208	$1,212

The change in gold revenue was attributable to:	2016 vs. 2015		2016 vs. 2015
Increase in ounces sold	$6,951		$6,740
Increase (decrease) in average realized price	1,434		(219)
Effect of average realized price increase (decrease) on ounces sold increase	307		(23)
	$8,692		$6,498
(1) Includes ounces sold under the Gold Supply Agreement (Note 7) and delivered under the Gold Purchase Agreement (Note 9).
Gold revenues increased during the three and six months ended June 30, 2016 largely due to increases of 5,731 ounces and 5,560 ounces, respectively, in the number of gold ounces sold. Ounces sold during the three and six months ended June 30, 2016 increased from the comparable periods of 2015 as ore tons milled increased by 36.7% and 32.5%, respectively, which accommodated planned lower grades in the mine plan. During the second quarter of 2016, gold revenues further benefited from an increase of $54 (or 4.4%) in the average realized price per ounce sold. Production (and sales) are expected to progressively increase throughout the year. See the Mining Operations (Nevada, USA) section for additional discussion on our operating results.
Silver Revenue - The table below summarizes changes in silver revenue, ounces sold, and average realized prices for the following periods (in thousands, except ounces sold and per ounce amounts):

	Three months ended June 30,		Six months ended June 30,
Sales statistics:	2016	2015	2016	2015
Total silver revenue (thousands)	$6,852	$9,009	$11,640	$14,225
Silver ounces sold	408,316	543,251	733,590	847,808
Average realized price (per ounce)	16.78	16.58	$15.87	$16.78

The change in silver revenue was attributable to:	2016 vs. 2015		2016 vs. 2015
Decrease in ounces sold	$(2,239)		$(1,917)
Increase (decrease) in average realized price	109		(772)
Effect of average realized price increase (decrease) on ounces sold decrease	(27)		104
	$(2,157)		$(2,585)
Silver revenues decreased during the three and six months ended June 30, 2016 as the number of silver ounces sold decreased by 134,935 ounces and 114,218 ounces, respectively, compared to the same periods of 2015. During the three and six months ended June 30, 2016 increases in ore tons milled were more than offset by decreases of 28.5% and 28.4%, respectively, in average silver mill head grades. See the Mining Operations (Nevada, USA) section for additional discussion on our operating results.

Cost of sales
Total cost of sales consists of production costs and depreciation and depletion. The table below summarizes changes in total cost of sales for the following periods (in thousands):

	Three months ended June 30,		Six months ended June 30,
	2016	2015	2016	2015
Production costs	$22,575	$20,684	$43,922	$42,337
Depreciation and depletion	6,990	7,084	12,758	14,814
	$29,565	$27,768	$56,680	$57,151

The change in cost of sales was attributable to:	2016 vs. 2015		2016 vs. 2015
Increase in gold equivalent ounces sold	$3,026		$3,069
Decrease in average cost of sales per gold equivalent ounce	(1,108)		(3,360)
Effect of average cost per ounce decrease on gold equivalent ounces sold increase	(121)		(180)
	$1,797		$(471)
(1)  Gold equivalent measures are the gold measure plus the silver measure divided by a GEO ratio. GEO ratios are computed by dividing the average realized gold price per ounce by the average realized silver price per ounce received by us in the respective period. Refer to the Non-IFRS Performance Measures section of this MD&A for additional detail.

Production costs - As discussed in the above Revenues section, during the three and six months ended June 30, 2016, we sold an additional 3,725 GEOs and 3,522 GEOs, respectively, which largely increased production costs compared to the same periods of 2015. When compared to the same periods of the previous year, production costs per gold equivalent ounce sold were approximately $10 lower during both the three and six months ended June 30, 2016 as we benefited from an increased mining rate and high grades from additional working faces and sequencing abilities provided by previously completed ore development. Our 2016 operating targets anticipate GEO production and grades progressively increasing throughout the year which we expect will result in lower second half production costs compared to the first half of 2016.
Depreciation and depletion - Although the cost of our Mineral properties, plant and equipment in service generally increases period over period due to recurring capital expenditures, increases in the mineral resource bases at both Fire Creek and Midas have reduced the amount of depreciation and depletion per gold equivalent ounce sold.
General and administrative expenses
General and administrative costs totaled $3.2 million and $3.0 million during the second quarters of 2016 and 2015, respectively, and $6.6 million and $5.8 million during the first six months of 2016 and 2015, respectively. Increases in the 2016 periods are due to higher compensation and benefit costs from increased staff levels at the corporate office due to our growth and $0.4 million of first quarter severance costs.
(Loss) gain on derivative, net
The change in fair value of the derivative, which is related to the March 2011 gold supply agreement, as amended and restated (the "Gold Supply Agreement"), totaled $(0.7) million and $0.1 million during the second quarters of 2016 and 2015, respectively, and $(1.8) million and $0.3 million during the first six months of 2016 and 2015, respectively. Losses in the second quarter and first six months of 2016 were attributable to (1) increases in the fair value of the derivative liability due to higher estimates of forward gold prices and (2) realized losses recorded for gold ounces sold to the counterparty under the Gold Supply Agreement (see Note 7. Derivative Liability Related to Gold Supply Agreement).
Finance charges, net
Finance charges totaled $1.3 million and $2.1 million during the second quarters of 2016 and 2015, respectively, and $2.6 million and $4.3 million during the first six months of 2016 and 2015, respectively, and were primarily related to effective interest charges on the gold purchase agreement dated February 11, 2014 between us and Franco-Nevada GLW Holdings Corp. (the "Gold Purchase Agreement") and, in the 2015 periods, interest charges for the 11.0% senior secured notes issued in February 11, 2014 in connection with the Midas acquisition, which were repaid in full in the third quarter of 2015. During the 2016 periods we recorded additional finance charges for finance lease obligations, the Promissory Note pursuant to the True North Acquisition (which were capitalized to qualifying assets), and accretion of the decommissioning provision. For additional detail on our borrowing agreements and amounts recorded to Finance charges, net, see Note 14. Finance Charges.

Foreign currency gain (loss), net
Foreign currency gain (loss) totaled $0.1 million and $(1.4) million during the second quarters of 2016 and 2015, respectively, and $(2.2) million and $6.3 million during the first six months of 2016 and 2015, respectively, and is primarily related to unrealized amounts on intercompany loan balances, which we expect to settle in the foreseeable future, and the Gold Purchase Agreement.
Business acquisition costs
Business acquisition costs totaled $0.3 million and $1.0 million during the second quarter and first six months of 2016 and are related to the True North Acquisition (Note 3. Business Combinations) and the Hollister Acquisition (Note 22. Subsequent Events).
Provision for legal settlement
During the second quarter and first six months of 2016, we recorded a $2.3 million provision for estimated settlement costs with a former employee. See Note 21. Commitments and Contingencies for details.
Income tax expense
Income tax expense totaled $3.7 million and $3.0 million during the second quarters of 2016 and 2015, respectively, and $4.4 million and $6.5 million during the first six months of 2016 and 2015, respectively, and includes amounts for the State of Nevada net proceeds tax and federal income tax.
Net income and Net income per share - basic
For the reasons discussed above, we reported net income of $7.1 million (or $0.05 per share) and $3.9 million (or $0.03 per share) during the second quarters of 2016 and 2015, respectively, and $6.0 million (or $0.04 per share) and $12.0 million (or $0.09 per share) during the first six months of 2016 and 2015, respectively.
Mining Operations (Nevada, USA)
Actual vs. modeled resource grades
Our average gold equivalent mill head grades, on both a consolidated and individual mine site basis, can vary from the average gold equivalent grades of the mineral resource estimates for each site. During our mining activities at Fire Creek, we may encounter mineralization not included in the mineral resource estimate that, in the opinion of management, can be processed economically. Often-times, rather than leaving such mineralization for future extraction, we mine the area when encountered so as not to potentially sterilize the mineralization or incur additional costs to re-access and mine it at a later date. At Midas, additional design work, rehabilitation, and underground development are required to enable access to some of the higher grade areas included in the historical mining portions of the mineral resource estimate. Due to the above, actual mined gold equivalent grades can differ from those which are stated in the current mineral resource estimate.

Consolidated (Nevada Operations)
The following table provides a summary of consolidated operating results and period-over-period changes for Fire Creek and Midas.

	Three months ended June 30,			Six months ended June 30,
Mine operations - Consolidated	2016	2015	Change	2016	2015	Change
Ore tons milled	86,194	63,059	23,135	159,949	120,723	39,226
Average gold equivalent mill head grade (oz/ton)(1)	0.52	0.56	(0.04)	0.48	0.57	(0.09)
Average gold mill head grade (oz/ton)	0.44	0.45	(0.01)	0.41	0.47	(0.06)
Average silver mill head grade (oz/ton)	5.72	8.00	(2.28)	5.31	7.42	(2.11)
Average gold recovery rate (%)	93.7%	94.4%	(0.7%)	93.9%	94.2%	(0.3%)
Average silver recovery rate (%)	85.9%	93.6%	(7.7%)	87.8%	92.4%	(4.6%)
Gold equivalent produced (ounces)(1)	41,436	33,015	8,421	71,592	65,230	6,362
Gold produced (ounces)	35,821	26,552	9,269	61,783	53,777	8,006
Silver produced (ounces)	423,360	472,473	(49,113)	746,482	826,928	(80,446)
Gold equivalent sold (ounces)(1)(2)(3)	37,914	34,189	3,725	69,103	65,581	3,522
Gold sold (ounces)(2)	32,499	26,768	5,731	59,463	53,903	5,560
Silver sold (ounces)	408,316	543,251	(134,935)	733,590	847,808	(114,218)
Revenues and realized prices
Gold revenue (000s)	$41,158	$32,466	$8,692	$71,839	$65,341	$6,498
Silver revenue (000s)	6,852	9,009	(2,157)	11,640	14,225	(2,585)
Total revenues (000s)	$48,010	$41,475	$6,535	$83,479	$79,566	$3,913
Average realized gold price ($/oz)	$1,266	$1,213	$53	$1,208	$1,212	$(4)
Average realized silver price ($/oz)	$16.78	$16.58	$0.20	$15.87	$16.78	$(0.91)
Non-IFRS Measures
Production cash costs per GEO sold(3)	$595	$605	$(10)	$636	$646	$(10)
All-in sustaining costs per gold ounce sold(3)	$968	$599	$369	$1,014	$693	$321
All-in costs per gold ounce sold (excluding True North)(3)	$1,083	$1,000	$83	$1,137	$1,020	$117
All-in costs per gold ounce sold (including True North)(3)	$1,261	$1,000	$261	$1,271	$1,020	$251
(1)  Gold equivalent measures are the gold measure plus the silver measure divided by a GEO ratio. GEO ratios are computed by dividing the average realized gold price per ounce by the average realized silver price per ounce received by us in the respective period and match the ratios used to determine the production cash costs per GEO sold. Refer to the Non-IFRS Performance Measures section of this MD&A for additional detail.

(2) Includes ounces sold (if any) under the Gold Supply Agreement and ounces delivered under the Gold Purchase Agreement; see Notes 7 and 9.
(3) This is a non-IFRS measure; refer to the Non-IFRS Performance Measures section of this MD&A for additional detail.
Operations - As a result of increased mill throughput and higher grades at Fire Creek, during the second quarter of 2016 we produced a record 41,436 GEOs, bringing our year to date consolidated GEO production to 71,592 GEOs, which is approximately 48.5% of our annual guidance's midpoint range. Our 2016 operating targets anticipate GEO production and grades progressively increasing throughout the year which we expect will result in lower second half cost measures compared to the first six months of 2016. The 86,194 ore tons milled (average of 947 tons per day) represented a quarterly record and increased by an average of 131 tons per day over the first quarter of 2016, thereby accommodating planned lower ore grades in the first half of the year. Our second-half strategy entails continuing to increase the average daily milling rate at the Midas mill, which has a design capacity of 1,200 tons per day, to allow us to meet our annual production goal.
Revenues and costs - Fire Creek and Midas's second quarter 2016 ounces sold were in-line with management expectations and included the sale of 37,914 GEOs, consisting of 32,499 gold ounces and 408,316 silver ounces. Due to the sale of an additional 5,731 gold ounces at a $53 higher average realized price, gold revenue increased $8.7 million during the second quarter of 2016 compared to the same period of 2015, while silver revenue decreased due to lower grades, lower recoveries from reduced ore retention time in the leach tanks, and comparable realized prices. Additional details over revenue changes are provided in the Consolidated Financial Results of Operations section. Despite planned lower first-half 2016 grades, we generated significant cash margins on a consolidated basis. Production cash costs per GEO sold decreased by $90 (or 13.1%) from the first quarter of 2016 to $595 in the second quarter of 2016, resulting in production cash costs per GEO sold of $636 for the first half of 2016. Second quarter 2016 production costs were positively impacted by increased tons and higher grades from additional working faces and sequencing abilities provided by previously completed ore development. All-in costs per gold ounce sold (excluding True North capital expenditures) were $1,137 and totaled $1,271 when including True North capital expenditures.
Capital Expenditures - During the second quarter of 2016, capital expenditures totaled $8.4 million at Fire Creek, $7.7 million at Midas, and $5.8 million at True North. For additional details of capital expenditures by site and type refer to the Investing Cash Flows part of the Financial Position, Liquidity, and Capital Resources section.
Fire Creek (Nevada Operations)
Fire Creek is 100% owned, fully-permitted, and was acquired by Klondex in 1975. Production began in 2014 under the bulk sample permit. Fire Creek is located in north-central Nevada in Lander County approximately 16 miles south of a major highway (Interstate-80) near other large gold deposits and mines which are owned and operated by major mining companies. Fire Creek is a high-grade, epithermal vein deposit, and the land package covers approximately 17,000 acres (~26.5 square miles). Ore mined from Fire Creek is trucked daily to Midas for processing in the milling facility. The following table provides a summary of Fire Creek operating results and period-over-period changes.

	Three months ended June 30,			Six months ended June 30,
Mine operations - Fire Creek	2016	2015	Change	2016	2015	Change
Ore tons milled	33,968	19,631	14,337	66,710	40,473	26,237
Average gold equivalent mill head grade (oz/ton)(1)	0.91	1.02	(0.11)	0.81	0.97	(0.16)
Average gold mill head grade (oz/ton)	0.90	1.00	(0.10)	0.80	0.95	(0.15)
Average silver mill head grade (oz/ton)	0.69	1.31	(0.62)	0.80	1.13	(0.33)
Average gold recovery rate (%)	93.7%	94.5%	(0.8%)	93.7%	94.5%	(0.8%)
Average silver recovery rate (%)	85.9%	93.0%	(7.1%)	87.4%	92.1%	(4.7%)
Gold equivalent produced (ounces)(1)	29,067	18,895	10,172	50,628	37,060	13,568
Gold produced (ounces)	28,800	18,558	10,242	50,019	36,455	13,564
Silver produced (ounces)	20,148	23,852	(3,704)	46,841	42,238	4,603
Gold equivalent sold (ounces)(1)(2)(3)	26,160	18,925	7,235	45,152	37,169	7,983
Gold sold (ounces)(2)	25,889	18,457	7,432	44,434	36,540	7,894
Silver sold (ounces)	20,406	33,383	(12,977)	55,251	44,970	10,281
Revenues and realized prices
Gold revenue (000s)	$32,718	$22,272	$10,446	$53,581	$44,125	$9,456
Silver revenue (000s)	343	569	(226)	866	778	88
Total revenues (000s)	$33,061	$22,841	$10,220	$54,447	$44,903	$9,544
Average realized gold price ($/oz)	$1,264	$1,207	$57	$1,206	$1,208	$(2)
Average realized silver price ($/oz)	$16.81	$17.04	$(0.23)	$15.67	$17.30	$(1.63)
Non-IFRS Measures
Production cash costs per GEO sold(3)	$417	$488	$(71)	$433	$489	$(56)
(1)  Gold equivalent measures are the gold measure plus the silver measure divided by a GEO ratio. GEO ratios are computed by dividing the average realized gold price per ounce by the average realized silver price per ounce received by us in the respective period and match the ratios used to determine the production cash costs per GEO sold. Refer to the Non-IFRS Performance Measures section of this MD&A for additional detail.

(2) Includes ounces sold (if any) under the Gold Supply Agreement and ounces delivered under the Gold Purchase Agreement; see Notes 7 and 9.
(3) This is a non-IFRS measure; refer to the Non-IFRS Performance Measures section of this MD&A for additional detail.
Operations - Ore tons milled from Fire Creek were an all-time high 33,968 tons, surpassing the previous record set in the first quarter of 2016 by 1,226 tons, and increasing 14,337 tons (or 73.0%) from the second quarter of 2015. Increased tonnage together with increased grades resulted in the production of 29,067 GEOs during the second quarter of 2016, an increase of 10,172 GEOs from the second quarter of 2015 and 7,493 GEOs from the first quarter of 2016. Higher grades during the second quarter of 2016 at Fire Creek were attributable to first quarter silling activities which opened up additional working faces to access higher gold grade ore. We believe the ore development activities completed during the first half of 2016 have positioned us to continue to increase production and GEO grades during the third and fourth quarters to achieve our goal of producing 97,000 - 100,000 GEOs for the year.
Revenues and costs - Revenues during the second quarter of 2016 increased due to the sale of an additional 7,432 gold ounces (from higher production) at a $57 higher average realized price per ounce, resulting in $10.4 million more gold revenue during the second quarter of 2016 compared to the 2015 quarter. In addition to the increased working faces discussed above, our use of longhole stoping continued and accounted for approximately 26% of the ore tons mined during the second quarter of 2016, thereby benefiting costs and resulting in production cash costs per GEO sold of $417 in the second quarter of 2016, a decrease of $38 (or 8.4%) per ounce from first quarter 2016 production cash costs per GEO sold of $455. During the second half of 2016, production cash costs per GEO sold are expected to continue to decrease due to our ability to access higher grade ore from mine sequencing.
Capital Expenditures - During the second quarter of 2016, capital expenditures totaled $8.4 million, consisting of $6.6 million in sustaining and $1.8 million in non-sustaining (growth). For additional details of capital expenditures by site refer to the Investing Cash Flows part of the Financial Position, Liquidity, and Capital Resources section.
Midas Mine and Mill (Nevada Operations)
Midas is 100% owned, fully-permitted, and was acquired by Klondex in February 2014. Midas is located in north-central Nevada in Elko County approximately 58 miles east of a major highway (Interstate-80) near other large gold deposits and mines which are owned and operated by major mining companies. Midas is a low-sulphidation, epithermal vein, deposit and the land package covers approximately 30,000 acres. Midas has a 1,200 ton per day milling facility which processes ore mined from both Midas and Fire Creek. The following table provides a summary of Midas operating results and period-over-period changes.

	Three months ended June 30,			Six months ended June 30,
Mine operations - Midas	2016	2015	Change	2016	2015	Change
Ore tons milled	52,226	43,428	8,798	93,239	80,250	12,989
Average gold equivalent mill head grade (oz/ton)(1)	0.26	0.35	(0.09)	0.24	0.38	(0.14)
Average gold mill head grade (oz/ton)	0.14	0.20	(0.06)	0.13	0.23	(0.10)
Average silver mill head grade (oz/ton)	8.99	11.03	(2.04)	8.60	10.59	(1.99)
Average gold recovery rate (%)	93.7%	94.1%	(0.4%)	94.9%	93.6%	1.3%
Average silver recovery rate (%)	85.9%	93.7%	(7.8%)	87.9%	92.4%	(4.5%)
Gold equivalent produced (ounces)(1)	12,320	14,048	(1,728)	20,910	28,071	(7,161)
Gold produced (ounces)	7,021	7,994	(973)	11,764	17,322	(5,558)
Silver produced (ounces)	403,212	448,621	(45,409)	699,641	784,690	(85,049)
Gold equivalent sold (ounces)(1)(2)(3)	11,707	15,183	(3,476)	23,896	28,331	(4,435)
Gold sold (ounces)(2)	6,610	8,311	(1,701)	15,029	17,363	(2,334)
Silver sold (ounces)	387,910	509,868	(121,958)	678,339	802,838	(124,499)
Revenues and realized prices
Gold revenue (000s)	$8,440	$10,194	$(1,754)	$18,258	$21,216	$(2,958)
Silver revenue (000s)	6,509	8,440	(1,931)	10,774	13,447	(2,673)
Total revenues (000s)	$14,949	$18,634	$(3,685)	$29,032	$34,663	$(5,631)
Average realized gold price ($/oz)	$1,277	$1,227	$50	$1,215	$1,222	$(7)
Average realized silver price ($/oz)	$16.78	$16.55	$0.23	$15.88	$16.75	$(0.87)
Non-IFRS Measures
Production cash costs per GEO sold(3)	$996	$754	$242	$1,019	$852	$167
(1)  Gold equivalent measures are the gold measure plus the silver measure divided by a GEO ratio. GEO ratios are computed by dividing the average realized gold price per ounce by the average realized silver price per ounce received by us in the respective period and match the ratios used to determine the production cash costs per GEO sold. Refer to the Non-IFRS Performance Measures section of this MD&A for additional detail.

(2) Includes ounces sold (if any) under the Gold Supply Agreement and ounces delivered under the Gold Purchase Agreement; see Notes 7 and 9.
(3) This is a non-IFRS measure; refer to the Non-IFRS Performance Measures section of this MD&A for additional detail.
Operations - Ore tons milled from Midas were an all-time high 52,226 tons, surpassing the previous record set in the third quarter of 2015 by 4,080 tons, and increasing 8,798 tons (or 20.7%) from the second quarter of 2015. Average GEO mill head grades of 0.26 oz/ton improved from the first quarter of 2016 by 18.2% due to mining in planned higher grade areas. Ore development activities continued at Midas and we expect second half 2016 production to occur from higher grade areas and veins made accessible from the recent development activities. During the second quarter of 2016, Midas produced 12,320 GEOs, an increase of 3,844 (or 45.3%) GEOs from the first quarter of 2016. Silver recoveries were negatively impacted by increased milling rates, which reduced ore retention times in leach tanks. We believe the ore development activities completed during the first half of 2016 have positioned us to continue to increase production and GEO grades during the third and fourth quarters to achieve or goal of producing 48,000 - 50,000 GEOs.
Revenues and costs - Revenues decreased $3.7 million as higher average realized metal prices helped to offset the impacts of selling 1,701 less gold ounces and 121,958 less silver ounces compared to the second quarter of 2015. Production cash costs per GEO sold decreased by $55 (or 5.2%) from the first quarter of 2016 to 996 in the second quarter of 2016, resulting in production cash costs per GEO sold of 1,019 for the first half of 2016. Second quarter 2016 production costs were positively impacted by increased grades and tons.
Capital Expenditures - During the second quarter of 2016, capital expenditures totaled $7.7 million, consisting of $5.8 million in sustaining and $1.9 million in non-sustaining (growth). For additional details of capital expenditures by site refer to the Investing Cash Flows part of the Financial Position, Liquidity, and Capital Resources section.
True North Project (Manitoba, Canada)
Project Overview
True North (formerly Rice Lake), located in Manitoba, Canada, is 100% owned, fully-permitted, and was acquired on January 22, 2016 (see Note 3. Business Combinations for additional details). True North is our first property outside of Nevada, USA, and we believe True North provides us with an opportunity to strategically and responsibly grow our business in a mining friendly jurisdiction while leveraging our technical expertise in narrow-vein underground mining. True North is a past producing underground gold mining operation consisting of three underground deposits with a modern, fully-permitted 2,500 ton per day mill. Under previous ownership, mining took place at True North continuously from 2007 until May 2015 when the operation was placed on care and maintenance.
Near Term Objectives
Due to the fact that True North is a fully permitted, previously producing mining complex, we expect an efficient and straightforward process to identify the most profitable and responsible program to advance the project. We have retained a portion of the existing site workforce, including members of the team who will be integral in developing a right-sized mine plan, capable of generating free cash flow (if a production decision is made). Efforts and activities at True North will be executed based on best in class health, safety, and environmental practices consistent with the Company's core values.
It is our expectation that there is substantial value and upside potential in a variety of areas at the True North property, and our 2016 objectives will therefore include the following, all of which are focused on making a production decision in the third quarter of 2016:

•
Exploration - Commence a small-scale, selective exploration campaign to improve our understanding of, and to identify mineralization (if any), in areas close to existing underground workings. As of June 30, 2016, we had received positive assay results from 30 underground drill holes totaling 13,288 ft which targeted the up-dip extensions of the 710/711 zones. Many of the assay results met or exceeded grades contained in historical resource estimates.

•
Mineral resources - Develop a mineral resource estimate that includes both historical and new drill results. New drill results will be based on priority targets and zones which we believe can contribute to a quality mineral resource estimate. Incorporating the positive assays received from the ongoing exploration program, we expect the updated mineral resource estimate to be completed in the third quarter of 2016.

•	Mine Plan - Generate a detailed mine plan that optimizes the ore body, subsequent to the completion of a new mineral resource estimate.

•
Gold in tailings and test stope mining - We have assessed the potential to recover gold in tailings and believe, when coupled with test stope mining, that we can recover 8,000 - 12,000 gold ounces in 2016.

•
Site infrastructure and equipment - Perform a thorough assessment of site facilities, infrastructure, underground workings, and mobile equipment and refurbish as needed. Identify and transfer any excess pieces of equipment to our Nevada operations as appropriate.

We expect to be in a position to make a formal production decision in the third quarter of 2016.
Year-To-Date 2016 Activities
In March 2016, we received approval to recommence mining and milling operations from the Director of Manitoba Mineral Resources. We have replaced 100% of the guides on the shaft and approximately 95% of the track replacement has been completed (approximately 6,000 ft). Additional infrastructure included a new underground shop and new gear storage cut-outs, which are approximately 95% complete. We initiated testing of narrow vein long hole design to reduce dilution. We also received initial metallurgical testing results on existing tailings which indicate the tailings can be processed through the existing mill flow sheet. Subsequent to June 30, 2016, we began processing tailings and at the end of July we poured our first doré bar.
Capital Expenditures
During the second quarter of 2016, capital expenditures at True North totaled $5.8 million, consisting entirely of non-sustaining (growth) expenditures. For additional details of capital expenditures by site refer to the Investing Cash Flows part of the Financial Position, Liquidity, and Capital Resources section.
Financial Position, Liquidity, and Capital Resources
General Strategy
It is our goal to maintain sufficient liquid assets and access to capital resources. To accomplish this, we regularly perform short and long-term cash flow forecasts using current assumptions of future gold and silver prices, foreign exchange rates, production rates, and operating and capital costs. Our liquidity and capital resources management strategy entails a disciplined approach in monitoring the timing and amount of any capital investment in our mines, mineral properties, or acquisitions while continually remaining in a position which we believe will allow us to respond to changes in our business environment, such as a decrease in metal prices, or other factors beyond our control.
Our capital structure consists of a mixture of debt and other obligations and shareholders' equity. We regularly review our capital structure and evaluate various financing options and strategies that may improve our current liquidity and financial condition, are attainable on favorable and reasonable terms, and are permissible under our existing debt arrangements and other obligations. Such financing options may include, but are not limited to, revolving borrowing facilities, equipment financing, term loan facilities, refinancing existing obligations, and/or the issuance of equity securities, warrants, or other instruments.
Forward Sales Contracts
During the second quarter of 2016, in order to increase the certainty of our expected future cash flows, we entered into fixed forward spot trades for a portion of our 2016 gold and silver sales. As of June 30, 2016, we had outstanding fixed forward contracts covering 54,900 ounces of gold at an average price of $1,260 per ounce and 652,000 ounces of silver at an average price of $16.73 per ounce, all of which will be physically delivered into during the third and fourth quarters of 2016.
Other than the aforementioned, we have not entered into any other contracts to hedge market risks arising from changes in metal prices, diesel and propane costs, and currency and interest rates. We will continually and actively monitor applicable markets and quotes and may consider entering into additional hedging agreements and contracts if determined to be advantageous by management and the board of directors, and such transactions are permissible under our existing debt agreements.
Liquidity and Capital Resources
As discussed below in the Sources and Uses of Cash section, at June 30, 2016, our Cash balance totaled $36.9 million, decreasing $22.2 million from the December 31, 2015 balance of $59.1 million largely due to $20.0 million paid for the Rice Lake Acquisition and $36.4 million of capital expenditures which were partially offset by $28.0 million of cash generated from operations. Due to the nature of our operations and the composition of our balance sheet assets, as of June 30, 2016 our current assets, which include Cash of $36.9 million, Trade receivables of $0.1 million, and Inventories of $21.4 million, represented substantially all of our liquid assets on hand. We have access to additional liquidity under the $25.0 million Revolver, the entire capacity of which was available as of June 30, 2016.
We maintained our strong financial position and as of June 30, 2016, had total liquidity of $56.6 million, consisting of $29.5 million in working capital and $25.0 million of borrowing availability under our Revolver. The following chart provides a summary of our working capital and liquidity for the most recent eight quarters.

The following table summarizes our working capital (total current assets less total current liabilities) and working capital ratio (total current assets divided by total current liabilities) (in thousands, except working capital ratio):

	June 30, 2016	December 31, 2015	Change
Total current assets	$65,626	$85,695	$(20,069)
Total current liabilities	36,151	23,288	12,863
Working capital	$29,475	$62,407	$(32,932)
Working capital ratio	1.82	3.68	(1.86)
Our working capital decreased by $32.9 million (approximately 52.8%) from December 31, 2015 to June 30, 2016, while our working capital ratio decreased by 50.5%. Working capital changes were primarily attributable to a $22.2 million decrease in Cash, a $5.6 million increase in Accounts payable and accrued liabilities, a $3.6 million increase in Secured promissory note, current, and a $2.3 million increase in Provision for legal settlement.
Included in working capital are Inventories, which include production-related inventories that can provide us with cash liquidity in excess of their June 30, 2016 carrying value of $17.7 million due to a cash profit margin we realize at the time of sale. The following table summarizes the estimated recoverable gold and silver ounces contained in our Inventories and the underlying amount of liquidity which may be generated from their sale using June 30, 2016 period-end London PM fix prices, which would be further reduced for any remaining processing and refining costs:

	June 30, 2016
	Gold	Silver	Total
Stockpiles (ounces)	9,537	11,764
In-process (ounces)	9,492	128,169
Doré finished goods (ounces)	1,666	26,588
Total (ounces)	20,695	166,521
Period end London PM fix prices	$1,321	$18.21
	$27,338	$3,032	$30,370
Our June 30, 2016 working capital, available sources of liquidity, and future operating cash flows will be used, in part, to fund recurring operating and production costs, deliver gold ounces under the Gold Purchase Agreement (8,000 ounces over the next 12 months), make principal and interest payments on the Promissory Note and finance lease obligations, fund sustaining and expansion capital expenditures at our mines (expected to total approximately $55.0 million to $60.0 million for 2016), and invest in the development of our True North project. At current and hedged metal price levels, and when using our estimates of future production and costs, we believe our cash flows from operating activities together with our working capital and Revolver, will be sufficient to fund our business for at least the next 12 months. See the Contractual Obligations section for additional detail on the timing and amounts of our future cash requirements.
Sources and Uses of Cash

	Three months ended June 30,			Six months ended June 30,
	2016	2015	Change	2016	2015	Change
Net income	$7,148	$3,916	$3,232	$6,042	$12,027	$(5,985)
Net non-cash adjustments	11,098	9,485	1,613	18,929	9,580	9,349
Net change in non-cash working capital	5,341	5,375	(34)	2,993	1,657	1,336
Net cash provided by operating activities	23,587	18,776	4,811	27,964	23,264	4,700
Net cash used in investing activities	(19,797)	(8,521)	(11,276)	(54,296)	(14,081)	(40,215)
Net cash provided by financing activities	2,074	890	1,184	3,309	632	2,677
Effect of foreign exchange on cash balances	159	97	62	803	(805)	1,608
Net increase (decrease) in cash	6,023	11,242	(5,219)	(22,220)	9,010	(31,230)
Cash, beginning of period	30,854	43,256		59,097	45,488
Cash, end of period	$36,877	$54,498		$36,877	$54,498
Operating Cash Flows - During the second quarter of 2016, we sold 5,731 more gold ounces at a $53 higher average realized price per ounce, which increased our operating margins and cash flows from operations, partially offset by lower silver revenues. During the second quarters of 2016 and 2015, our production cash costs per GEO sold totaled $595 and $605, respectively, both of which were significantly less than our average realized gold prices per ounce of $1,266 and $1,213, respectively. Cash flows from operations are reduced for gold ounces delivered under the Gold Purchase Agreement, which during the three and six months ended June 30, 2016, totaled 2,000 gold ounces (or $2.5 million in revenue) and 4,000 gold ounces (or $5.2 million in revenue), respectively. During the three and six months ended June 30, 2016, Depreciation and depletion totaled $7.0 million and $12.8 million, respectively, and were the largest non-cash charges included Net income.
Investing Cash Flows - During the three and six months ended June 30, 2016, net cash used in investing activities increased by $11.3 million and $40.2 million, respectively, compared to the same periods of 2015, as we have larger capital expenditure programs and funded the $20.0 million True North Acquisition payment in the first quarter of 2016. During both the three and six months ended June 30, 2016, we decreased our net restricted cash balances by $2.1 million compared to decreases of $3.4 million and $6.8 million, respectively, in the same periods of 2015. The following tables summarize our capital expenditures for the three and six months ended June 30, 2016:

	Three months ended June 30, 2016
Sustaining capital expenditures	Fire Creek	Midas	True North	Corporate and other	Total
Drilling and development	$5,854	$5,267	$—	$—	$11,121
Mobile mine equipment and vehicles	348	135	—	—	483
Milling and processing	—	174	—	—	174
Tailings and storage	—	139	—	—	139
Environmental and permitting	172	—	—	—	172
Other	181	42	—	51	274
	6,555	5,757	—	51	12,363
Non-sustaining (growth) capital expenditures
Drilling and development	1,633	1,911	4,405	—	7,949
Mobile mine equipment and vehicles	—	—	139	—	139
Milling and processing	—	—	496	—	496
Tailings and storage	—	—	673	—	673
Other	181	—	99	—	280
	1,814	1,911	5,812	—	9,537
Total	$8,369	$7,668	$5,812	$51	$21,900

	Six months ended June 30, 2016
Sustaining capital expenditures	Fire Creek	Midas	True North	Corporate and other	Total
Drilling and development	$8,995	$8,240	$—	$—	$17,235
Mobile mine equipment and vehicles	948	682	—	—	1,630
Milling and processing	—	913	—	—	913
Tailings and storage	—	491	—	—	491
Environmental and permitting	307	—	—	—	307
Other	181	42	—	363	586
	10,431	10,368	—	363	21,162
Non-sustaining (growth) capital expenditures
Drilling and development	4,601	2,398	5,539	—	12,538
Mobile mine equipment and vehicles	—	—	473	—	473
Milling and processing	—	—	1,122	—	1,122
Tailings and storage	—	—	673	—	673
Other	296	—	146	—	442
	4,897	2,398	7,953	—	15,248
Total	$15,328	$12,766	$7,953	$363	$36,410
Financing Cash Flows - During the three and six months ended June 30, 2016, net cash provided by financing activities increased by $1.2 million and $2.7 million, respectively, compared to the same periods of 2015 as we received additional cash proceeds from the exercise of warrants and share options which exceeded the cash payments required to service our debt obligations.
Foreign Currency Effect on Cash - A portion of our Cash is held in bank accounts denominated in Canadian dollars. Generally speaking, when the US dollar strengthens against the Canadian dollar, we experience negative foreign currency translation adjustments on our Canadian dollar cash balances (the opposite is true when the Canadian dollar strengthens against the U.S. dollar). Changes in exchange rates resulted in increases to our cash balances of $0.2 million and $0.8 million, respectively, during the three and six months ended June 30, 2016.
Contractual Obligations
The following table provides our gross contractual obligations as of June 30, 2016 (in thousands):

	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
Obligations under Gold Purchase Agreement(1)	$7,218	$14,148	$—	$—	$21,366
Promissory Note(2)	4,420	8,348	—	—	12,768
Finance lease obligations(3)	445	728	—	—	1,173
Decommissioning provision(4)	—	—	—	27,857	27,857
	$12,083	$23,224	$—	$27,857	$63,164
(1) Carrying value of the Gold Purchase Agreement which requires the physical delivery of gold ounces, see Note 9 - Obligations Under Gold Purchase Agreement.
(2) Cash principal and interest for the Promissory Note for the True North Acquisition, see Note 10 - Secured Promissory Note.
(3) Cash principal and interest for Finance lease obligations for mobile mine equipment, see Note 8 - Finance lease obligations.
(4) The decommissioning provision is related to our mining and exploration environmental disturbances, see Note 12 - Decommissioning Provision. The above classification is based on our current estimate and subject to change based on specific decisions and circumstances applicable to each mine or project.

In addition to the above, Midas and Fire Creek are subject to royalty commitments as disclosed in Note 24. Commitments and Contingencies of our audited consolidated financial statements for the year ended December 31, 2015.
Debt Covenants
The Gold Purchase Agreement, Revolver, Promissory Note, and finance lease obligations all contain representations and warranties, events of default, and covenants which are customary for agreements of each type that, among other things, restrict or limit our ability to incur or guarantee additional debt. The Revolver contains financial covenants which require us to maintain a Tangible Net Worth of not less than $100.0 million, a Gearing Ratio not greater than 4.00:1, a Cash Balance of not less than

$10.0 million, and a Current Ratio of not less than 1.10:1 (as such terms are defined in the Revolver). At June 30, 2016, we were in compliance with the covenants and terms of our debt obligations.
Off-Balance Sheet Arrangements
As of June 30, 2016, there were no off-balance sheet arrangements.
Non-IFRS Performance Measures
We have included the non-IFRS measures "Production cash costs per gold equivalent ounce sold", “All‐in sustaining costs per gold ounce sold”, and "All-in costs per gold ounce sold" in this MD&A (collectively, the "Non-IFRS Measures"). These Non-IFRS Measures are used internally to assess our operating and economic performance and to provide key performance information to management. We believe that these Non-IFRS Measures, in addition to conventional measures prepared in accordance with IFRS, provide investors with an improved ability to evaluate our performance and ability to generate cash flows required to fund our business. These Non-IFRS Measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These Non-IFRS Measures do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to or consistent with measures used by other issuers or with amounts presented in our financial statements.
Our primary business is gold production and our future development and current operations primarily focus on maximizing returns from such gold production. As a result, our Non-IFRS Measures are calculated and disclosed on a per gold ounce basis.
Production Cash Costs per Gold Equivalent Ounce Sold
Production cash costs per gold equivalent ounce sold presents our cash costs associated with the production of gold equivalent ounces and, as such, non-cash depreciation and depletion charges are excluded. Production cash costs per gold equivalent ounce sold is calculated on a per gold equivalent ounce sold basis, and includes all direct and indirect operating costs related to the physical activities of producing gold, including mining, processing, third-party refining expenses, on-site administrative and support costs, and royalties (State of Nevada net proceeds taxes are excluded). Gold equivalent ounces are computed as the number of silver ounces required to generate the revenue derived from the sale of one gold ounce, using average realized selling prices (table in thousands, except ounces sold and per ounce amounts):

	Three months ended June 30, 2016			Three months ended June 30, 2015
	Fire Creek	Midas	Total	Fire Creek	Midas	Total
Average realized price per gold ounce sold	$1,264	$1,277	$1,266	$1,207	$1,227	$1,213
Average realized price per silver ounce sold	$16.81	$16.78	$16.78	$17.04	$16.55	$16.58
Silver ounces equivalent to revenue from one gold ounce	75.2	76.1	75.5	70.8	74.1	73.1
Silver ounces sold	20,406	387,910	408,316	33,383	509,868	543,251
GEOs from silver ounces sold	271	5,097	5,415	468	6,872	7,421
Gold ounces sold(1)	25,889	6,610	32,499	18,457	8,311	26,768
Gold equivalent ounces	26,160	11,707	37,914	18,925	15,183	34,189
Production costs	$10,912	$11,663	$22,575	$9,233	$11,451	$20,684
Production cash costs per GEO sold	$417	$996	$595	$488	$754	$605

	Six months ended June 30, 2016			Six months ended June 30, 2015
	Fire Creek	Midas	Total	Fire Creek	Midas	Total
Average realized price per gold ounce sold	$1,206	$1,215	$1,208	$1,208	$1,222	$1,212
Average realized price per silver ounce sold	$15.67	$15.88	$15.87	$17.30	$16.75	$16.78
Silver ounces equivalent to revenue from one gold ounce	76.9	76.5	76.1	69.8	73.0	72.2
Silver ounces sold	55,251	678,339	733,590	44,970	802,838	847,808
GEO from silver ounces sold	718	8,867	9,640	629	10,968	11,678
Gold ounces sold(1)	44,434	15,029	59,463	36,540	17,363	53,903
Gold equivalent ounces	45,152	23,896	69,103	37,169	28,331	65,581
Production costs	$19,569	$24,353	$43,922	$18,192	$24,145	$42,337
Production cash costs per GEO sold	$433	$1,019	$636	$489	$852	$646
(1) Includes ounces sold (if any) under the Gold Supply Agreement and ounces delivered under the Gold Purchase Agreement; see Notes 7 and 9.
All-in Sustaining Costs per Gold Ounce Sold
All-in sustaining costs per gold ounce sold presents the full cost of gold production from our current operations; therefore, capital amounts related to expansion and growth projects are excluded. Certain other cash expenditures, including State of Nevada net proceeds taxes, federal tax payments, and financing costs are also excluded. Our calculation of all-in sustaining costs per gold ounce sold is consistent with the June 2013 guidance released by the World Gold Council, a non-regulatory, non-profit market development organization for the gold industry.
We calculate our all-in sustaining costs per gold ounce sold on a consolidated basis as ore from both Fire Creek and Midas is processed at Midas and because general and administrative expenses are related to our mining operations as a whole. All-in sustaining costs per gold ounce sold includes all (1) direct and indirect operating cash costs related to the physical activities of producing gold, including mining, processing, third-party refining expenses, on-site administrative and support costs, and royalties, (2) general and administrative expenses, (3) decommissioning provision accretion, and (4) sustaining capital expenditures, the total of which is reduced for revenues earned from silver sales (table in thousands, except ounces sold and per ounce amounts):

	Three months ended June 30,		Six months ended June 30,
	2016	2015	2016	2015
Production costs	$22,575	$20,684	$43,922	$42,337
General and administrative expenses	3,237	3,023	6,589	5,798
Decommissioning provision accretion	137	91	275	187
Sustaining capital expenditures	12,363	1,249	21,162	3,284
Less: Silver revenue	(6,852)	(9,009)	(11,640)	(14,225)
All-in sustaining costs	31,460	16,038	60,308	37,381
Gold ounces sold(1)	32,499	26,768	59,463	53,903
All-in sustaining costs per gold ounce sold	$968	$599	$1,014	$693
(1) Includes ounces sold (if any) under the Gold Supply Agreement and ounces delivered under the Gold Purchase Agreement; see Notes 7 and 9.
We define sustaining capital expenditures as those costs which are required to sustain current gold ounce production levels. As such, sustaining capital expenditures exclude amounts for exploration activities, mine development, and permitting activities related to long-term growth and expansion efforts. For a reconciliation of our sustaining and non-sustaining (growth) capital expenditures see the Investing Cash Flows part of the Financial Position, Liquidity, and Capital Resources section.
All-in Costs per Gold Ounce Sold
All-in costs per gold ounce sold includes additional costs which reflect the varying costs of producing gold over the life-cycle of a mine or project. We calculate our all-in costs per gold ounce sold by beginning with the all-in sustaining costs total and adding non-sustaining (growth) capital expenditures and other costs not related to current operations (table in thousands, except ounces sold and per ounce amounts):

	Three months ended June 30,		Six months ended June 30,
	2016	2015	2016	2015
All-in sustaining costs	$31,460	$16,038	$60,308	$37,381
Non-sustaining capital expenditures (excluding True North)	3,725	10,729	7,295	17,602
All-in costs (excluding True North)	35,185	26,767	67,603	54,983
Gold ounces sold(1)	32,499	26,768	59,463	53,903
All-in costs per gold ounce sold (excluding True North)	$1,083	$1,000	1,137	1,020

All-in costs (excluding True North)	35,185	26,767	67,603	54,983
Non-sustaining capital expenditures (True North)	5,812	—	7,953	—
All-in costs	40,997	26,767	75,556	54,983
Gold ounces sold(1)	32,499	26,768	59,463	53,903
All-in costs per gold ounce sold	$1,261	$1,000	$1,271	$1,020
(1) Includes ounces sold (if any) under the Gold Supply Agreement and ounces delivered under the Gold Purchase Agreement; see Notes 7 and 9.
For a reconciliation of our sustaining and non-sustaining (growth) capital expenditures see the Investing Cash Flows part of the Financial Position, Liquidity, and Capital Resources section.
Critical Accounting Policies and Significant Judgments, Estimates, and Assumptions
Changes in Accounting Policies
As discussed in Note 2. Summary of Significant Accounting Policies, during the first quarter of 2016, we began capitalizing borrowing costs (see Note 14. Finance Charges for amounts capitalized). Other than the aforementioned, the preparation of our Financial Statements followed the same accounting policies applied in the prior year which are disclosed in Note 2. Summary of Significant Accounting Policies of our audited consolidated financial statements for the year ended December 31, 2015. We continue to evaluate the impacts of the recently issued, but not yet effective, accounting pronouncements disclosed in Note 3. Recent Accounting Pronouncements of our audited consolidated financial statements for the year ended December 31, 2015.

Significant Judgments, Estimates, and Assumptions
This MD&A is based on our Financial Statements, which have been prepared in accordance with IFRS. The preparation of our Financial Statements requires us to make judgments, assumptions, and/or estimates that affect the reported amounts of assets, liabilities, and contingencies as of the date of the Financial Statements and reported amounts of expenses and taxes during reporting periods. Actual results may differ from estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant at the time such estimates are made. Revisions to estimates and the resulting impacts on the carrying amounts of our assets and liabilities are accounted for prospectively.
For a detailed discussion of the judgments, estimates, and assumptions used in preparing our Financial Statements and this related MD&A, refer to Note 4. Significant Judgments, Estimates, and Assumptions of our audited consolidated financial statements for the year ended December 31, 2015 and Note 2. Summary of Significant Accounting Policies of our Financial Statements.
Internal Controls Over Financial Reporting
National Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings (“National Instrument 52-109”) requires public companies in Canada to submit interim and annual certificates relating to the design of internal control over financial reporting (“ICFR”) and an annual certificate that includes evaluating the effectiveness of ICFR. Our ICFR is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Management is responsible for establishing and maintaining ICFR. We used the 2013 Commission of Sponsoring Organizations of the Treadway Commission (COSO) framework as the basis for designing our ICFR. Due to its inherent limitations, ICFR may not prevent or detect misstatements on a timely basis as such systems can only be designed to provide reasonable as opposed to absolute assurance. Also, projections of any evaluation of the effectiveness of ICFR to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
There were no changes in ICFR during the three and six months ended June 30, 2016 that are reasonably likely to materially affect, or that have materially affected, ICFR.
Disclosure Controls and Procedures
Our disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported on a timely basis to senior management, including our Chief Executive Officer and Chief Financial Officer, to enable this information to be reviewed and discussed so that appropriate decisions can be made regarding the timely public disclosure of the information. Our Chief Executive Officer and Chief Financial Officer each evaluated the design and effectiveness of our disclosure controls and procedures as at June 30, 2016 and concluded that these controls and procedures were effective.
There have been no significant changes in our internal control over financial reporting during the quarter ended June 30, 2016 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.
Exchange Listing and Outstanding Share Data
Our common shares are listed on the TSX under the symbol “KDX” and on the NYSE MKT under the symbol "KLDX." We have an unlimited number of common shares authorized for issuance. As of June 30, 2016, we had 142,884,336 common shares issued and outstanding, 6,793,268 outstanding share purchase options, and 8,057,300 outstanding share purchase warrants. As of August 5, 2016, we had 144,820,792 common shares issued and outstanding, 6,551,225 outstanding share purchase options, and 6,463,200 outstanding share purchase warrants, 390,439 outstanding common share awards, and 158,225,656 common shares fully-diluted.
Cautionary Notes
Forward-Looking Statements
This MD&A contains "forward-looking information" or "forward looking statements" within the meaning of applicable Canadian and United States securities legislation (collectively, the "forward-looking information"). All forward-looking information contained in this MD&A is given as of the date hereof. In certain cases, forward-looking information can be identified by the use of words such as "believe", "expect", "may", "will", "should", "could", "plans", "anticipates", "estimates", "believes", "potential", "intends", "projects", "expects" and other similar expressions. Forward-looking information reflects the current expectations and assumptions of management, and is subject to a number of known and unknown risks, uncertainties and other factors, which may cause our actual results, performance or achievements to be materially different from any anticipated future results, performance or achievements expressed or implied by the forward-looking information. Forward-looking information, including, but not limited to information relating to the actual results of exploration, development, mining, evaluation activities, actual results of reclamation activities, the estimation or realization of mineral resources and mineral reserves, the timing and amount of estimated future production, the making of future production decisions, the timing and receipt of required permits and approvals, capital expenditures, costs and timing of the development of new mineral deposits, requirements for additional capital, the sufficiency of working capital and liquidity, and the future prices of precious and base metals, is inherently uncertain. In addition, the timing and magnitude of certain events are inherently risky and uncertain, particularly as they relate to the possible variations in mineral grade or recovery rates, failure of plant, equipment or processes to operate as anticipated, accidents, labour disputes, road blocks and other risks of the mining industry, delays in obtaining governmental approvals, permits or financing or in the completion of development or construction activities, currency fluctuations, title disputes or claims limitations on insurance coverage and the timing and possible outcome of pending litigation.
Key assumptions upon which our forward-looking information is based include the following: estimated prices for gold and silver; being able to secure new financing to continue exploration, development and operational activities; currency exchange rates; our ability to comply with environmental, safety and other regulatory requirements and being able to obtain regulatory approvals (including licenses and permits) in a timely manner; there not being any material adverse effects arising as a result of political instability, taxes or royalty increases, terrorism, sabotage, natural disasters, equipment failures or adverse changes in government legislation or the socio-economic conditions in the regions in which we operate; us being able to achieve our growth strategy; our operating costs; key personnel and access to all equipment necessary to operate Fire Creek, Midas, and our other mineral projects.
These assumptions should be carefully considered. You are cautioned not to place undue reliance on the forward-looking information or the assumptions on which our forward-looking information is based. You are advised to carefully review and consider the risk factors identified in this MD&A under the heading "Risk Factors" as well as other factors identified and described in more detail under the heading “Risk Factors” in our most recent Annual Information Form and our other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the “SEC”), which may be viewed at www.sedar.com and www.sec.gov, respectively, for a discussion of the factors that could cause our actual results and performance to be materially different from any anticipated future results or performance expressed or implied by the forward-looking information. You are further cautioned that the foregoing list of assumptions is not exhaustive and it is recommended that you consult the more complete discussion of our business, financial condition and prospects that are included in this MD&A. The forward-looking information contained in this MD&A is given as of the date hereof and, accordingly, is subject to change after such date.
Although we believe that the assumptions on which the forward-looking information is given are reasonable, based on the information available to us on the date such forward-looking information was given, no assurances can be given as to whether these assumptions will prove to be correct. Accordingly, you should not place undue reliance on forward-looking information. We do not undertake to update or revise any forward-looking information, except as, and to the extent, required by applicable securities laws. The forward-looking information contained in this MD&A is expressly qualified by this cautionary statement.
Mineral Reserve and Resource Estimates
This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. All resource and reserve estimates included in this MD&A have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosures an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the mineral reserve disclosure requirements of the SEC set out in Industry Guide 7. Consequently, reserve and resource information contained in this MD&A are not comparable to similar information that would generally be disclosed by U.S. companies in accordance with the rules of the SEC.
In particular, the SEC’s Industry Guide 7 applies different standards in order to classify mineralization as a reserve. As a result, the definitions of proven and probable reserves used in NI 43-101 differ from the definitions in SEC Industry Guide 7. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under the SEC standards. Accordingly, mineral reserve estimates contained in this MD&A may not qualify as “reserves” under SEC standards.
In addition, this MD&A uses the terms “mineral resources”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” to comply with the reporting standards in Canada. The SEC’s Industry Guide 7 does not recognize mineral resources and U.S. companies are generally not permitted to disclose resources in documents they file with the SEC. You are specifically cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into SEC defined mineral reserves. Further, “inferred mineral resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, you are also cautioned not to assume that all or any part of an inferred mineral resource exists. In accordance with Canadian rules, estimates of “inferred mineral resources” cannot form the basis of feasibility or, except in limited circumstances, other economic studies. It cannot be assumed that all or any part of “indicated mineral resources” or “inferred mineral resources” will ever be upgraded to a higher category or mineral resources or that mineral resources will be classified as mineral reserves. You are cautioned not to assume that any part of the reported “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” in this MD&A is economically or legally mineable. Disclosure of “contained ounces” is permitted under the Canadian disclosure rules; however, the SEC normally only permits issuers to report mineralization that does not constitute reserves as in place tonnage and grade without reference to unit measures. Further, while NI 43-101 permits companies to disclose economic projections contained in preliminary economic assessments which are not based on “mineral reserves”, U.S. companies are not normally permitted to disclose economic projections for a mineral property in their SEC filings prior to the establishment of “mineral reserves.” For the above reasons, information contained in this MD&A that describes the Company’s mineral reserve and resource estimates or that describes the results of pre-feasibility or other studies is not comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.
Technical Information
Scientific and technical information in this MD&A has been reviewed and approved by Brian Morris, a "qualified person" within the meaning of NI 43-101.
Risk Factors
As a resource acquisition, exploration, development and production company, we are engaged in a highly speculative business that involves a high degree of risk and is frequently unsuccessful. In addition to the information disclosed elsewhere in this MD&A, you should carefully consider the risks and uncertainties described below before deciding whether to invest in our securities. These risk factors do not necessarily comprise all of the risks to which we are or will be subject.
Our failure to successfully address the risks and uncertainties described below could have a material adverse effect on our business, financial condition and/or results of operations and could cause the trading price of our securities to decline. We cannot guarantee that we will successfully address these risks or other unknown risks that may affect our business. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations. If any of the possibilities described in such risks actually occurs, our business, our financial condition and operating results could be materially adversely affected. In addition to the risk factors mentioned below, you are encouraged to read the risk factors as more fully described in our filings with the Canadian Securities Administrators, including our annual information form, available under our issuer profile on SEDAR at www.sedar.com and our filings with the SEC at www.sec.gov. Important risk factors to consider, among others, are the following:

•	We are primarily dependent on the success of the Fire Creek mine and the Midas mine as sources of future revenue and profit.

•	Our decision to operate the Midas and Fire Creek mines for commercial production purposes was not based on a feasibility study.

•	Forecasts of future production are estimates only, and actual production may be less than estimated.

•	Our exploration activities may not be commercially successful.

•	Exploration, development and mining involve a high degree of risk.

•	Our operations may require further capital.

•	We may be adversely affected by fluctuations in gold and silver prices.

•	Our ability to pay interest and loan repayments depends on production and cash flows.

•	We are subject to foreign exchange risk relating to the relative value of the U.S. dollar.

•	Title to our mineral properties may be subject to other claims.

•	Mineral resources and mineral reserves are only estimates which may be unreliable and subject to geologic uncertainty and inherent sample variability.

•	Inferred mineral resources are not mineral reserves and do not have demonstrated economic viability.

•	Government regulation may adversely affect our business and planned operations.

•	Government approvals and permits are required in connection with our activities.

•	Our operations are subject to environmental risks.

•	Aboriginal interests and related consultation issues may impact operations at our Canadian properties.

•	We may be subject to unforeseen litigation.

•	We do not insure our operations against all risks.

•	We compete with larger, better capitalized competitors in the mining industry.

•	Current global financial conditions are subject to volatility.

•	Our directors and officers may have conflicts of interest.

•	Our success depends on key personnel and a limited management team.

•	We may engage in hedging activities.

•	There is no assurance that an active trading market in our common shares will be sustained.

•	Our common shares may experience price volatility and be subject to dilution.

•	We have not declared dividends and there is no assurance we will do so.